Todd Taylor Vice President and Principal Accounting Officer 1025 West NASA Boulevard Melbourne, FL 32919 Via Electronic Submission (Correspondence) March 13, 2020 Heather Clark Office of Manufacturing Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: L3Harris Technologies, Inc. Form 10-K for the Fiscal Year ended June 28, 2019 Form 8-K furnished October 30, 2019 File No. 001-03863 Dear Ms. Clark: Reference is made to your letter (the “Comment Letter”) dated January 21, 2020 containing comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on L3Harris Technologies, Inc.’s (“L3Harris” or the “Company”) Form 8-K furnished on October 30, 2019. On behalf of L3Harris, I submit this letter to confirm the telephone conversation on March 13, 2020, between Ms. Christy Adams of the Office of Chief Accountant of the Commission, on one hand, and me, Robert A. Johnson Jr., Vice President, Associate General Counsel – Corporate and Assistant Secretary of the Company and Jeff Reifeiss, Senior Director External Reporting of the Company, on the other hand, pursuant to which the Company requested and the Staff representatives agreed to a further extension until March 27, 2020 for the Company’s response to the Comment Letter. If you have any questions, please do not hesitate to contact me at (321) 724-3536. Very truly yours, /s/ Todd Taylor Todd Taylor Vice President and Principal Accounting Officer cc: Christy Adams, Securities and Exchange Commission Jay Malave, Senior Vice President and Chief Financial Officer, L3Harris Scott T. Mikuen, Senior Vice President, General Counsel and Secretary, L3Harris Robert A. Johnson Jr., Vice President, Associate General Counsel, L3Harris